U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             HIGHLAND BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    429879109
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                                 (CUSIP Number)

                       Stephen Zuppello, Managing Director
                       Deltec Asset Management Corporation
             645 Fifth Avenue, 18th Floor, New York, New York 10022
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 23, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 4 Pages

                                  SCHEDULE 13D

---------------------------------            -----------------------------------
CUSIP NO.   429879109                                PAGE 2 OF 4 PAGES
---------------------------------            -----------------------------------
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1    NAME OF REPORTING PERSON S.S. OR
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Deltec International S.A.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                  (b) [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Panama
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                      7   SOLE VOTING POWER

                          -0-
    NUMBER OF       ------------------------------------------------------------
      SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH         ------------------------------------------------------------
    REPORTING         9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                -0-
                    ------------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Deltec International S.A. ("Deltec International"), hereby amends its statement on Schedule 13D with respect to the Common Stock $0.01 par value per share (the "Shares"), of Highland Bancorp, Inc. to report that it has sold all its Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of filing this statement, Deltec International beneficially owns no Shares, or zero percent of the outstanding Shares. On August 23, 1999, Deltec sold 1,091,696.50 Shares in the over-the-counter market at $18.25 per share to Sandler O'Neill & Partners L.P., which Deltec International believes purchased the Shares for resale in the over-the-counter market. Deltec International ceased to be the beneficial owner of more than five percent of the class of securities on that date.








                                Page 3 of 4 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1999              DELTEC INTERNATIONAL S.A.



                                    By  /s/ Stephen Zuppello
                                      ---------------------------------
                                      Stephen Zuppello
                                      Director











                                Page 4 of 4 Pages